Jamie S. Miller Senior Vice President and Controller General Electric Capital Corporation 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373-2444 F+1 203 373-3757 jamie.miller@ge.com

Via FedEx and EDGAR

July 15, 2008

Mr. Mike Volley
Senior Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	General Electric Capital Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed April 25, 2008
File No. 001-06461

Dear Mr. Volley:

We are responding to your comment letter dated June 23, 2008, to Keith Sherin, Chief Financial Officer of General Electric Capital Corporation (“GECC” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Notes to Condensed, Consolidated Financial Statements

8.	Investments in Debt and Equity Securities, page 12

1.	We note your disclosure that you value Level 3 investment securities using non-binding broker quotes. Please tell us in detail and revise future filings to briefly disclose the following:

a.	the nature and amount of investment securities valued using non-binding broker quotes;

b.	whether you adjust the non-binding broker quote. If so, how you determine the adjustment;

c.	if you do not adjust the quote, how you determine that no adjustment is needed considering the non-binding nature of the quote and the fact that a market participant will not transact at this price;

d.	if you use the quote in a discounted cash flow model or another type of model. If so, discuss your model;

e.	whether you provide the assumptions for the model or whether they are selected by an independent pricing vendor or broker;

f.	to the extent the assumptions are determined by third parties, how you conclude the assumptions are appropriate for the circumstances;

g.	whether you have access to the models used by third parties; and

h.
whether you receive only one price estimate from third parties or whether multiple prices are obtained for both your Level 2 and Level 3 measurements.  If the latter, how you determine which price to use for purposes of your accounting and disclosure.

Response

We acknowledge the Staff’s comment and in future filings will revise our disclosures to include a brief discussion of the above items.

We supplementally advise the Staff as follows:

The total fair value of securities for which non-binding broker quotes are used as the primary basis for our fair valuation totaled $878 million, including $367 million of non-U.S. government bonds, as of March 31, 2008.  This amount represents approximately four percent of instruments that are fair valued on a recurring basis and less than one percent of total consolidated GECC assets. All of the instruments in this category are classified as Level 3 and as “Available for Sale” securities.

The following table provides information about the nature and amount of investment securities that are valued using non-binding broker quotes:

Asset Class	Fair value (in millions)
Government debt – non-U.S.	$ 367
Asset-backed securities	238
Residential mortgaged-backed securities	145
Corporate debt – non-U.S.	67
U.S. corporate debt	29
State and municipal debt	26
Other	6

Total	$ 878

We use non-binding broker quotes as our primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics.  In these circumstances, we primarily obtain quotes from brokers that have expertise with the related underlying issuances, either as the underwriter and/or market maker.

In the absence of evidence that would indicate that the quotes we receive are not indicative of the fair value of the underlying instrument, we do not adjust non-binding broker quotes, and we did not adjust any of these values in our First Quarter 2008 10-Q filing. Our finance and risk teams within our businesses perform periodic reviews of the valuations we receive to determine if they appear reasonable given economic and market trends as well as to review specific issues directly or indirectly related to the underlying issuers. In some circumstances in which the broker prices we receive appear unusual based on market, economic or other trends, we will discuss the valuation further with the broker that provided the quote to better understand their pricing and to ensure that they have factored in the observable market data that gave rise to the question. This could result in a revised quote by the broker.

We do not have access to the valuation models used by the brokers providing us prices nor do we receive detailed information as to the specific inputs such as credit spreads, prepayment assumptions or market liquidity factors.  We do not use the quotes we receive in any discounted cash flow or other type of model.  Further, we only received one quote from brokers providing us pricing information.

We utilized pricing information obtained via Bloomberg for $383 million of investment securities included above, primarily non-U.S. government bonds, and we classified these as Level 3.  We are currently reviewing the volume of market activity related to the non-U.S. government bonds, which could result in these securities being reclassified to Level 2.

We typically only receive one quote from third parties for Level 2 and Level 3 securities where such quotes are used as our basis of measurement.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC CAPITAL CORPORATION

/s/ Jamie S. Miller
Jamie S. Miller
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company and Chief Executive Officer, General Electric Capital Corporation
K. S. Sherin, Vice Chairman and Chief Financial Officer, General Electric Company
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel; Chairman, Disclosure Committee, General Electric Company
F. Casal, Partner, KPMG LLP